FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 30, 2003

Commission File Number 333-66973

AERCO LIMITED

22 Grenville Street
St. Helier
Jersey, JE4 8PX
Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

INDEX TO EXHIBITS

Item
1.	AerCo Limited July 30, 2003 Quarterly Cash Report, Analysis of Financial Condition and Results of Operations and Particulars of AerCo’s portfolio.
2.	Press Release dated July 30, 2003.
24.	Power of Attorney for AerCo Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 30, 2003

AERCO LIMITED (Registrant)

By:	/s/ Seán Brennan
Name: Sean Brennan
Title: Director

Item 1

AerCo Limited
Cash Analysis of Financial Condition and Results of Operations

Three Month Period from March 18, 2003 to June 16, 2003

I  BACKGROUND AND GENERAL INFORMATION

The financial information contained in this report is not prepared in accordance with generally accepted accounting principles of the United States or the United Kingdom but is prepared in accordance with the Company’s obligations under the Indenture. This report should be read in conjunction with the Company’s most recent published financial information prepared in accordance with generally accepted accounting principles of the United Kingdom, including a reconciliation of net loss, shareholders’ deficit and aircraft assets to estimated amounts under generally accepted accounting principles of the United States. For this you should refer to the Company’s annual report return on Form 20-F for the year ended March 31, 2002 (the “20-F”) which is on file at the Securities and Exchange Commission (“SEC”).

The history and development of AerCo Limited (“AerCo” or “the Company”) is contained in Part 1 Item 4 of the 20-F. AerCo Group’s quarterly financial performance reflects AerCo Group’s ability to generate cash from the aircraft assets which it owns. The risk factors associated with this cash generating ability are discussed in Part 1 Item 3(D) of the 20-F.

The discussion and analysis which follows is based on the results of AerCo Limited and its subsidiaries as a single entity (collectively “AerCo Group”).

For the purposes of this report, the “Three Month Period” referred to on page 10,“AerCo Cashflow Performance for the Period from March 18, 2003 to June 16, 2003 - Comparison of Actual Cash Flows versus Adjusted Base Case Cash Flows”, comprises information from the monthly cash reports dated April 15, May 18 and June 16, 2003. The financial data in the cash report includes cash receipts from March 12, 2003 (first day of the Collection Period for the April 2003 report) up to June 10, 2003 (last day of the Collection Period for the June 2003 report). Page 12 presents the cash flow information from July 17, 2000 to the June 2003 Payment Date. This report however limits its commentary to the Three Month Period.

II  COMPARISON OF ACTUAL CASH FLOWS VERSUS THE ADJUSTED BASE CASE FOR THE THREE MONTH PERIOD

The July 12, 2000 Offering Memorandum (the “Offering Memorandum”) issued by AerCo contained assumptions in respect of AerCo Group’s future cash flows and expenses (the “2000 Base Case”). These cash flows and expenses have been adjusted for the sale of one B757-200 aircraft (MSN 28486) on April 9, 2001, which was not anticipated at the time of preparation of the 2000 Base Case (the “Adjusted Base Case”). These assumptions were developed based on the market as it existed at that time. In addition to the downturn in the general economic climate which had already begun, the commercial aircraft industry was one of the industries most severely impacted by the terrorist attacks of September 11, 2001. The subsequent military action in Afghanistan, the terrorist attack in Bali and the war in Iraq have all combined to further impact the industry. The recent terrorist attack in Saudi Arabia and the threat of further attacks continues to deter air travel. The Asia-Pacific region, which had shown the most resilience in the face of all these events, has now been affected by the outbreak of the Severe Acute Respiratory Syndrome (SARS) virus. Travel to many parts of South East Asia has been radically curtailed. The resulting reduction in overall passenger numbers and consequential reduction in flight schedules by airlines has caused a decline in demand for aircraft.

These factors have had an adverse financial impact on the aviation industry, and in particular, on the condition of some of AerCo’s lessees and their ability to perform under their leases. The future performance of AerCo Group can be expected to diverge from certain assumptions contained in the Offering Memorandum including those relating to aircraft re-lease rates, aircraft values, aircraft downtime and lessee defaults.

The principal payments made to noteholders are determined by the funds available, the appraised value of the portfolio and the terms of the notes issued by AerCo as set out in the trust indenture entered into by AerCo. Applying the declining value assumptions contained in the Offering Memorandum issued by AerCo on July 12, 2000 to the appraisal dated March 1, 1998 of the aircraft acquired by AerCo on July 15, 1998, adjusting for aircraft sales, and to the April 30, 2000 appraisal of the additional aircraft, the total appraised value of AerCo Group’s portfolio of 60 aircraft was assumed to be $1,278.2 million at June 16, 2003. The adjusted appraised value of AerCo Group’s portfolio at June 16, 2003 was $1,161.4 million. For a detailed discussion relating to the February 2003 appraisals and their impact on the distribution of available funds between note classes, see Section IV - Recent Developments of the quarterly cash report for the period to March 16, 2003 filed by AerCo with the SEC (“March 2003 Quarterly Cash Report”).

At June 16, 2003, AerCo owned (directly and indirectly) 60 aircraft, 58 of which were on operating lease and 2 of which were off lease. One A300-B4-200 aircraft was sold during the Three Month Period (See Section IV - Recent developments for further information). As of June 16, 2003, 58 aircraft were on lease to 33 lessees in 19 countries as shown on page 13.

For the purpose of this report, “Net Cash Collections” is defined as Total Cash Collections less Total Cash Expenses, Movements in the Expense Account, Interest Payments and Swap Payments. A discussion of the Total Cash Collections, Cash Expenses, Interest Payments and Principal Payments is given below and should be read in conjunction with the analysis on page 10.

CASH COLLECTIONS

“Total Cash Collections” include Net Lease Rentals (Contracted Lease Rentals less Net Stress-Related Costs), Movement in Current Arrears Balance, Interest Earned, Aircraft Sales and Net Maintenance. In the Three Month Period, AerCo generated approximately $32.8 million in Total Cash Collections, $10.9 million less than the Adjusted Base Case amount of $43.7 million. This difference is due to a combination of the factors set out below (the numbers in brackets refer to the line item number shown on page 10).

[2] Renegotiated Leases

Renegotiated Leases refers to the loss in rental revenue caused by a lessee negotiating a reduction in the lease rental. Typically, this can be a permanent reduction over the remaining lease term in exchange for other contractual concessions. In the Three Month Period, an amount of $2.3 million in loss of revenue was attributed to Renegotiated Leases, most of which related to leases which were renegotiated post September 11, 2001.

[3] Rental Resets Including Interest Rate Adjustments for Floating Rate Leases

Rental Resets is a measure of the loss in rental revenue when new lease rates are lower than those assumed in the Adjusted Base Case, including lease rate adjustments for changes in interest rates on floating rate leases and lease rates achieved where revenues are dependant on aircraft usage. At June 16, 2003, AerCo had 46 fixed rate leases, 3 power by the hour leases and 9 floating rate leases. The revenue loss attributable to Rental Resets during the Three Month Period was $4.5 million, reflecting the poor market conditions currently being experienced in addition to the low interest rate environment.

[4] Aircraft Sales

Aircraft Sales is a measure of the loss in rental revenue as a result of aircraft sales. In the Three Month Period, $0.1m of lease revenue was lost due to the sale of one A300B4-200 aircraft to Indian Airlines in May 2003.

[5] Contracted Lease Rentals

Contracted Lease Rentals represents the current contracted lease rental rollout which equates to the 2000 Adjusted Base Case Lease Rentals less adjustments for Renegotiated Leases, Rental Resets and Aircraft Sales. For the Three Month Period, Contracted Lease Rentals were $38.5 million compared to $35.0 million for the previous three month period.

[6] Movement in Current Arrears Balance

Current Arrears are the total contracted lease rentals outstanding from current lessees at a given date and excludes any amounts classified as Bad Debts. The Current Arrears Balance at the start of the Three Month Period was $6.6 million versus $9.4 million at the end of the Three Month Period, giving a negative movement of $2.8 million.

[6] Movement in Current Arrears Balance [Continued]

Analysis of Current Arrears Balances

			% of	Current	Current	Movement in
			Appraised	Arrears	Arrears	Current
	Country	Aircraft Type	Value*	17/3/03	16/6/03	Arrears

				$M	$M	$M
1	Italy	B737-400	3.6	0.2	1.0	0.8
2	Italy	A320-200	1.7	0.8	0.2	(0.6)
3	Spain	MD83	3.1	0.7	1.0	0.3
4	US	MD82	2.4	1.1	0.0	(1.1)
5	Canada	B767A320	10.1	-	1.1	1.1
6	Brazil	F100	3.5	1.5	3.1	1.6
7	Brazil	B737-500	1.6	0.5	0.8	0.3
9	Brazil	B737-300	1.5	1.0	1.4	0.4
10	Colombia	B757-200	2.6	0.5	0.4	(0.1)
11	Other†	Various		0.3	0.4	0.1

	Total			6.6	9.4	2.8

*  Appraised Value as of February 19, 2003 (Adjusted for sale of MSN 240 in May 2003).
† This comprises a number of lessees none of which had significant outstanding balances for greater than 30 days.

As at June 16, 2003, an amount of $9.4 million was owed to AerCo Group, against which security deposits of $5.7 million were held. Detailed comment on the arrears positions is provided in Section III - Other Financial Data.

As at March 17, 2003, an amount of $6.6 million was owed to AerCo Group, against which security deposits of $3.4 million were held.

[7] Net Stress-Related Costs

Net Stress-Related Costs is a combination of all the factors that can cause actual lease rentals received to differ from the Contracted Lease Rentals. The Adjusted Base Case assumed Net Stress-Related Costs equal to 6% of the Adjusted Base Case Lease Rentals. For the Three Month Period, Net Stress-Related Costs led to a cash outflow of $4.6 million compared to $2.8 million outflow assumed in the Adjusted Base Case. This variance of $1.8 million is due to the six factors described in items [8] to [13] below.

[8] & [9] Bad Debts and Security Deposits Drawn Down

Bad Debts are arrears owed by lessees who have defaulted and which are deemed irrecoverable. These arrears are partially offset by the utilisation of security deposits held and amounts subsequently recovered from the defaulted lessee. There were $0.8 million in bad debt write-offs in the Three Month Period primarily relating to arrears of one US lessee of $1.1 million against which security deposits of $0.3 million were offset.

[10] Deferred Arrears Balance

Deferred Arrears Balance refers to current arrears that have been capitalized and restructured into a deferred balance. In the Three Month Period, AerCo received payments totalling $0.24 million from three lessees in accordance with a payment schedule agreed with those lessees. The total rescheduled receivable amounted to $1.1 million at the end of the Three Month Period in respect of three lessees.

[11] Aircraft on Ground (“AOG”)

AOG is defined as the Adjusted Base Case lease rental lost when an aircraft is off-lease and non-revenue earning. During the Three Month Period there were three aircraft off lease, the two MD82 aircraft repossessed in October 2002 and one DC8 aircraft, which gave rise to lost revenue of $1.8 million. The DC8 was re-leased on June 12, 2003.

[12] Other Leasing Income

Other Leasing Income consists of miscellaneous income received in connection with a lease other than contracted rentals, maintenance receipts and security deposits, such as early termination payments or default interest. There were no cashflows from Other Leasing Income during the Three Month Period.

[13] Repossession Costs

Repossession Costs cover legal and aircraft technical costs incurred in repossessing aircraft. In the Three Month Period, Repossession Costs of $0.5 million were incurred.

[15] Net Lease Rentals

Net Lease Rentals is Contracted Lease Rentals less any movement in Current Arrears Balance and Net Stress-Related Costs. In the Three Month Period, Net Lease Rentals amounted to $31.1 million, $11.5 million lower than assumed in the Adjusted Base Case. The variance was attributable to the combined effect of the factors outlined in items [2] to [4] and in items [6] to [13] above.

[16] Interest Earned

Interest Earned relates to interest received on cash balances held in the Collection and Expense Accounts. Cash held in the Collection Account consists of the cash liquidity reserve amount of $65 million plus the security deposit amount, in addition to the intra-month cash balances for all the rentals and maintenance payments collected prior to each monthly payment date. The Expense Account contains cash set aside to pay for expenses which are expected to be payable over the next month. In the Three Month Period, Interest Earned amounted to $0.3 million, $0.8 million less than assumed in the Adjusted Base Case, due primarily to the lower LIBOR rates currently being experienced.

[17] Aircraft Sales

Proceeds of $3.4 million were received in May 2003 from the sale of one A300-B4-200 aircraft to Indian Airlines. See Section IV - Recent Developments for further details.

[18] Net Maintenance

Net Maintenance refers to maintenance reserve revenue received less any maintenance reimbursements paid to lessees. In the Three Month Period, actual maintenance reserve revenue received amounted to $3.4 million and maintenance expenditure amounted to $5.4 million, generating a negative maintenance cashflow of $2.0 million. The Adjusted Base Case assumes that, over time, maintenance revenue will equal maintenance expenditure. However, it is unlikely that in any particular Three Month Period, maintenance revenue will exactly equal maintenance expenditure.

Cash Expenses

“Total Cash Expenses” include Aircraft Operating Expenses and Selling, General and Administrative (“SG&A”) Expenses. In the Three Month Period, Total Cash Expenses were $3.4 million, which is $0.3 million more than the assumed amount of $3.1 million.

[21] Re-leasing and other overhead costs

Re-leasing and other overhead costs consist of miscellaneous re-delivery and leasing costs associated with re-leasing events. In the Three Month Period, these costs amounted to $2.2 million, compared with $1.4 million per the Adjusted Base Case which assumed costs to be 2% of Adjusted Base Case Lease Rentals.

[23] Aircraft Servicer Fees

Aircraft Servicer Fees are defined as amounts paid to the Aircraft Servicer. In the Three Month Period, the total Aircraft Servicer Fees paid were $0.6 million, which is $0.1 million less than the $0.7 million assumed in the Adjusted Base Case.

Aircraft Servicer Fees consist of:

$million

Retainer Fee	0.3
Rent Collected Fee	0.3

Total Aircraft Servicer Fees	0.6

The Retainer Fee is a fixed amount per month per aircraft and changes only as aircraft are acquired or sold.

[25] Other Servicer Fees

Other Servicer Fees relate to fees and expenses paid to other service providers including the Administrative Agent, the Cash Manager, financial advisors, legal advisors, accountants and to the directors. In the Three Month Period, Other Servicer Fees amounted to $0.6 million, $0.4 million lower than the assumed fees of $1.0 million in the Adjusted Base Case.

[31] Interest Payments and [32] Swap Payments

In the Three Month Period, interest payments to Noteholders amounted to $7.4 million. This is $18.2 million less than the Adjusted Base Case, which assumed Interest Payments for the Three Month Period to be $25.6 million. The lower average LIBOR rate of 1.3% for the period, compared to a rate of 6.6% which was assumed in the Adjusted Base Case accounts for $14.5 million of this total variance. The non-payment of E note interest in the period accounts for a further $3.7 million of the variance.

In the Three Month Period, swap payments amounted to $10.0 million, $10.2 million greater than the assumed swap receipt of $0.2 million. This also reflects the lower than assumed interest rate environment.

[33] Principal Payments

In the Three Month Period, total principal payments to Noteholders amounted to $12.0 million, $3.2 million less than assumed in the Adjusted Base Case. At June 16, 2003, total outstanding principal balances of $1,179.5 million were $10.8 million greater than that assumed in the Adjusted Base Case of $1,168.7 million.

III  OTHER FINANCIAL DATA

The global economic downturn, compounded by the effect of the events that have specifically affected the global airline industry over the past number of years, as discussed below under “Continued Economic Downturn in Commercial Aviation Industry” have placed increased financial pressure on the industry. In addition, weakly capitalized airlines are more likely than well-capitalized airlines to seek operating leases. Therefore, many of AerCo Group’s lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties.

AerCo Group has already agreed a substantial number of rental restructurings with its lessees, typically involving the rescheduling of rental payments over a specified period and/or the reduction of current rentals usually in return for extensions of the relevant leases. These arrangements can also include forgiveness of amounts in respect of rental arrears. While the Servicer attempts to limit concessions, the current worldwide commercial aircraft market is characterized not only by a large number of weak lessees, but also by overcapacity of available aircraft in almost every aircraft category and restructuring of leases is often the only way to keep AerCo Group’s aircraft in use and earning revenues. The Servicer continues to pursue negotiations with certain lessees and AerCo expects further restructurings to be agreed with a consequential adverse effect on lease rates and revenues. Given some of the fixed periods of reduced rentals AerCo Group has had to negotiate with its lessees, even if there is a recovery in the near term in aircraft lease rates generally, AerCo Group would not be able to benefit immediately from the recovery.

As of June 16, 2003, amounts outstanding for more than 30 days for rental payments due under the leases equalled $6.9 million. These leases were in respect of aircraft representing 27% of the portfolio by appraised value at February 19, 2003. The outstanding amounts exclude any agreed deferrals or other restructuring and also exclude any unpaid default interest or outstanding maintenance receipts.

One of our North American lessees, which leases three aircraft representing 10.1% of our portfolio by appraised value at February 19, 2003 filed for bankruptcy protection on April 1, 2003. A payment moratorium to all creditors took immediate effect. The Servicer has made a proposal to the lessee regarding the future of the three aircraft and the recovery of all monies owed to AerCo Group. This proposal has been rejected. The lessee is currently considering a revised proposal. If accepted, the proposal is subject to Canadian court approval. At June 16, 2003 the lessee owed $1.1 million, $0.8 million of which was outstanding for more than 30 days.

As of June 16, 2003, a European lessee representing 3.6% of the portfolio by appraised value at February 19, 2003 owed $1.0 million, $0.8 million of which was outstanding for more than 30 days. The Servicer is in negotiations with the lessee regarding the settlement of this overdue amount.

As of June 16, 2003, a European lessee representing 1.7% of the portfolio by appraised value at February 19, 2003 owed $0.2 million, all of which was outstanding for less than 30 days. The Servicer is in negotiations with the lessee regarding the settlement of this overdue amount. The Servicer had previously concluded a restructuring and lease extension agreement with the lessee, which included a deferral of its overdue receivables in the amount of $1.0 million, repayable with interest over an 18 month period. To date, the lessee has repaid $0.2 million of the deferred amounts in accordance with the terms of the restructuring.

As of June 16, 2003, a European lessee representing 3.1% of the portfolio by appraised value at February 19, 2003 owed $1.0 million, $0.5 million of which was outstanding for more than 30 days. The Servicer is in negotiations with the lessee regarding the settlement of this overdue amount

A Latin American lessee representing 3.5% of the portfolio by appraised value at February 19, 2003, has informed AerCo of its intentions to retire all five of AerCo’s F-100 aircraft during the current calendar year. The lessee has been in default of its rental obligations and as a consequence the arrears position in relation to this lessee has deteriorated by $1.6 million in the Three Month Period. The Servicer is in communication with the lessee in order to recover the current outstanding amounts and to maximise the future earning potential of the five F-100 aircraft. The lessee is currently considering a proposal from the Servicer. At June 16, 2003 the lessee owed $3.1 million, $2.7 million of which was outstanding for more than 30 days.

As of June 16, 2003, a Latin American lessee representing 1.6% of the portfolio by appraised value at February 19, 2003 owed $0.8 million, $0.6 million of which was outstanding for more than 30 days. The Servicer expects to conclude negotiations with the lessee regarding recovery of this outstanding amount by September 2003.

As of June 16, 2003, a Latin American lessee representing 1.5% of the portfolio by appraised value at February 19, 2003 owed $1.4 million, $1.2 million of which was outstanding for more than 30 days. The Servicer is in negotiations with the lessee regarding the settlement of this overdue amount.

As of June 16, 2003, a Latin American lessee representing 2.6% of the portfolio by appraised value at February 19, 2003 owed $0.4 million, $0.3 million of which was outstanding for more than 30 days. This lessee filed for Chapter 11 bankruptcy protection in the US on March 21, 2003 The Servicer has completed negotiations with the lessee regarding settlement of this amount and the redelivery of the aircraft from the lessee.

Certain lessees have experienced periodic difficulties in meeting their maintenance obligations under the leases. Such difficulties may be caused by a variety of factors including the failure of the lessee to have in place an adequate maintenance program, adverse climate and other environmental conditions in the locations where the aircraft are operated or financial and labour difficulties experienced by the relevant lessee.

IV  RECENT DEVELOPMENTS

Changes in the composition of the Board of Directors:

AerCo Limited announced on April 23, 2003 that Mr Kenneth Peters had retired as an Independent Director of AerCo Limited. AerCo Limited also announced on that date, that Mr Anton Zauner had been appointed as a replacement Independent Director to fill the vacancy created on the retirement of Mr Peters. However Mr Zauner decided not to take up office for personal reasons. Mr John McMahon, one of the two Directors appointed to the AerCo Limited Board by debis AirFinance Ireland plc as the holder of the majority of the AerCo Limited class E notes, therefore resigned as a Director with effect from April 23, 2003 in order to ensure that the Board comprised a majority of Independent Directors (as required by the Articles of Association of AerCo Limited).

Mr Evan Williams, a New Zealand national who is a practising commercial barrister, was appointed as a replacement Independent Director of AerCo Limited with effect from July 16, 2003 to fill the vacancy created on the retirement of Mr Kenneth Peters. Following Mr Williams’ appointment, debis AirFinance Ireland plc as the holder of the majority of the AerCo Limited class E notes became entitled to appoint a second Director to the Board and has appointed Mr Klaus Heinemann, the Chief Executive Officer and Managing Director of debis AirFinance, as a Director with effect from July 29, 2003.

The AerCo Limited Board of Directors now comprises three Independent Directors, Adrian Robinson, Peter Sokell and Evan Williams, and two Directors appointed by debis AirFinance Ireland plc, Klaus Heinemann and Seán Brennan.

Rating Agencies Downgrade Notes:

The rating agencies continue to re-evaluate their rating of securities issued by aircraft lease securitization vehicles. During the Three Month Period, two rating agencies downgraded certain notes issued by the Company.

The announcement from Standard & Poor’s regarding ratings of the Company’s notes was filed with the SEC on June 6, 2003 and can be viewed on the SEC website ( www.sec.gov). The ratings of AerCo notes, together with those issued by a number of other aircraft lease securitization vehicles, were removed from “CreditWatch Negative ” but placed on “Outlook Negative”.

The announcement from Moody’s Investors Service regarding ratings of notes was filed with the SEC on July 1, 2003 and can be viewed on the SEC website( www.sec.gov).

Aircraft Sales:

During November 2002, AerCo entered into a letter of intent with a third party for the sale of one A300B4-200 aircraft representing 0.6% of the portfolio by appraised value at February 19, 2003. The sale closed in May 2003 at the agreed sales price, which is less than the Note Target Price of the aircraft. The Company received a final payment from the purchaser of $3.4 million in May 2003. The Board of Directors of AerCo had previously determined that the sale of the aircraft was in the best interests of AerCo in light, inter alia, of the type and age of the aircraft and the agreed sales price.

Subclass A-3 Note Refinancing:

In July 2000, AerCo issued subclass A-3 notes in the principal amount of $565 million and bearing interest at LIBOR plus 0.46% with an expected final payment date of June 15, 2002 and a final maturity date of July 15, 2025. At the time the subclass A-3 notes were issued, the expected final payment date was scheduled based on an assumption that these notes would be refinanced on June 15, 2002. Step-up interest of 0.50% has accrued on the subclass A3 notes since June 15, 2002 because they were not repaid in full or refinanced by their expected final payment date and step-up interest will continue to be due and payable until they are repaid in full or refinanced. Under the priority of payments applicable to AerCo, step-up interest is payable after payment of interest, minimum principal and scheduled principal on AerCo’s class A, class B, class C and class D notes and any aircraft modification payments. Step-up interest has not been paid since February 2003 due to the February 2003 aircraft appraisals as outlined in the March 2003 Quarterly Cash Report.

The Board of Directors of AerCo, in consultation with its advisers, gave extensive consideration to the economic feasibility of refinancing the subclass A-3 notes on or before June 15, 2002, including a review of various structural enhancements which might have rendered such a refinancing viable. On May 14, 2002 the Board of Directors determined that, in the current market conditions, it was not in the economic interests of AerCo to refinance the subclass A-3 notes on or before June 15, 2002. Subsequent to that date and most recently on July 16, 2003 the Board of Directors reaffirmed its decision not to refinance the subclass A-3 notes in the current market environment.

The Board of Directors of AerCo will continue to monitor market conditions and to assess when and if a refinancing of the subclass A-3 notes is appropriate.

Continued Economic Downturn in Commercial Aviation industry:

AerCo has continued to suffer from a difficult business environment. In addition to the downturn in the general economic climate which had already begun, the commercial aircraft industry was one of the industries most severely impacted by the terrorist attacks of September 11, 2001. The subsequent military action in Afghanistan, the terrorist attack in Bali and the war in Iraq have all combined to further impact the industry.

The terrorist attack in Saudi Arabia and the threat of further attacks continues to deter air travel. The Asia-Pacific region, which had shown the most resilience in the face of all these events, has now been affected by the outbreak of the Severe Acute Respiratory Syndrome (SARS) virus. Travel to many parts of South East Asia has been radically curtailed. The resulting reduction in overall passenger numbers and consequential reduction in flight schedules by airlines has caused a decline in demand for aircraft.

Some carriers (including two major European carriers, Sabena and Swissair, and two major US carriers, United Airlines and US Airways, and two of AerCo Group’s lessees, one Canadian and one Colombian, together representing 12.6% of the portfolio by appraised value as of February 19, 2003) have filed for bankruptcy, whilst others, including many of AerCo Group’s lessees, have suffered large losses and continue to face severe financial difficulties.

Oversupply of aircraft (including freighter aircraft), has resulted in increased aircraft downtime, aircraft being parked, a fall in market value of aircraft (especially older technology and less fuel-efficient aircraft or models no longer in production) and lower lease rates throughout the industry. The continued production of new aircraft contributes to the weakening of the lease and sales market for used aircraft and the low interest rate environment also adversely affects lease rates. AerCo has experienced increased time between redelivery and re-leasing of aircraft as well as a decline in lease rates upon re-leasing or extensions of leases.

As a result, AerCo continues to receive requests from its lessees seeking among other things, rental reductions and deferrals, early return of aircraft and other temporary cash flow alleviation measures designed to aid the survival of these airlines.

AerCo has also experienced a decline in both the market values and the appraised values of its aircraft, with the market value of certain aircraft types such as the MD80s and the F100s likely being permanently impaired. Oil prices have been volatile although may stabilise following the end of the war in Iraq.

Regional Concentration:

North American Concentration. At June 16, 2003, 16.7% of the aircraft by appraised value at February 19, 2003 were leased by operators in North America. The North American market continues to experience difficulties with major North American carriers posting significant losses during the first three months of 2003. Only the low cost sector is currently reporting profits.

Major carriers have already started their consolidation and restructuring programs including Delta Airlines, Northwest Airline and Continental. US Airlines came out of Chapter 11 bankruptcy protection at the end of March 2003 and started to implement their new commercial strategy.

Air Canada, which leases three aircraft representing 10.1% of the portfolio by appraised value at February 19, 2003, sought bankruptcy protection on April 1, 2003. Air Canada has since sought and has been granted an extension of its bankruptcy protection period by Canadian courts to September 30, 2003. The purpose of this extension is to complete the airline’s post-restructuring business plan, renegotiate the terms of aircraft leases with lessors, complete the review and renegotiation of operating contracts and commence the process to raise approximately C$1.35 billion ($1 billion) of exit financing.

Asia Pacific Concentration. At June 16, 2003, 21.39% of the aircraft by appraised value at February 19, 2003 were leased by operators in “emerging” markets in the Asia Pacific region, including China, the Philippines, South Korea, Taiwan and India. One Asian lessee leased 5.22% of the aircraft by appraised value at February 19, 2003.

The Asia-Pacific region was performing satisfactorily with reasonable growth in passenger number prior to the outbreak of SARS at the beginning of 2003. The outbreak of SARS in the Asia Pacific region has had a significant short-term impact on air travel to and within the region. Carriers in the worst SARS-affected regions, such as Hong Kong, have been affected particularly badly with dramatic cuts in services of between 30% to 50%.

The crisis would seem to now be under control with the World Heath Organization removing the last remaining negative travel recommendation for Beijing on June 24, 2003. Most carriers are now preparing to restore their flight schedules.

Latin American Concentration. At June 16, 2003, 9.94% of the aircraft by appraised value at February 19, 2003 were leased by operators in “emerging markets” in Latin America, principally Brazil, Chile and Colombia. [A number of carriers in the region, including some lessees of AerCo’s aircraft, continue to experience financial difficulties. The shareholders of Brazilian carriers TAM and Varig were scheduled to sign a merger agreement in July 2003 but have not yet reported that such agreement has been signed. Avianca filed for Chapter 11 bankruptcy protection in the US on March 21, 2003.

A number of the Company’s Latin American lessees are not meeting their lease obligations. The Servicer is actively managing this situation and is exploring all options available to the Company at this time.

European Concentration. At June 16, 2003, 49.4% of the aircraft by appraised value at February 19, 2003 were leased by operators based in Europe. Of this amount, lessees of 44.55% of the aircraft were based in “developed” European markets, principally the United Kingdom and Spain. Lessees of the remaining 4.89% of the aircraft were based in “emerging” European markets, principally Turkey and Hungary. As of June 16, 2003, 22.9% of the aircraft by appraised value at February 19, 2003 were leased to lessees in the United Kingdom.

The European economy continues to perform sluggishly with low single digit growth predicted for 2003. The appreciation of the euro against the dollar over the past number of months should help those carriers operating in the euro area to meet their dollar denominated obligation including fuel and lease obligations.

The first half of 2003 was poor for most European carriers as traffic numbers declined due to the slow growth in the economy, the outbreak of war in Iraq and SARS.

Compliance with Governmental and Technical Regulations

In addition to general requirements regarding maintenance of aircraft, aviation authorities issue airworthiness directives (“ADs”) requiring the operators of aircraft to take particular maintenance actions or make particular modifications to a number of aircraft of designated types. ADs normally specify a period in which to carry out the required action or modification and generally enough time is allowed to permit the implementation of the AD in connection with scheduled maintenance of the aircraft or engines. The lessees usually bear the cost of compliance with ADs issued by applicable aviation authorities and relevant manufacturers’ recommendations. AerCo may be required to contribute a portion of such costs over a specified threshold. However, if a lessee fails to perform ADs required on an aircraft or if the aircraft is off-lease, AerCo would bear the cost of compliance necessary for the aircraft to maintain its certificate of airworthiness. In such circumstances, funds in the collection account and lessee funded account will be available to mitigate costs of compliance, although such use would reduce the availability of such amounts to cover the cost of scheduled maintenance. There can be no assurance that such funds will be available at the time needed or that any funds will be sufficient for such purposes.

No significant new AD was announced during the Three Month Period. A full discussion of all significant ADs as they impact on the existing AerCo fleet is included in the March 2003 Quarterly Cash Report.

Operational requirements for an aircraft may vary from one jurisdiction to another. Some requirements are mandated by the state of registration, some are mandated by the state of the operating airline (which, in some cases, may be different to the state of registration). Other requirements are mandated by the states into which or over which an aircraft will be flown. An aircraft operating in a particular jurisdiction may require new modifications as they are mandated by the responsible authorities. Similarly, an aircraft transferring operation from one jurisdiction to another may require modifications to bring it up to the standard of the new jurisdiction. Depending on whether the costs of complying with these requirements are borne by AerCo or the lessees, installation of these systems could result in significant cash expenditures by AerCo in the future.

No significant new operational requirement was announced during the Three Month Period. A full discussion of all significant operational requirements as they impact on the existing AerCo fleet is included in the March 2003 Quarterly Cash Report.

Quarterly Report June 2003 - Final

AerCo Cashflow Performance for the Period from March 18, 2003 to June 16, 2003
Comparison of Actual Cash Flows versus Adjusted Base Case Cash Flows

				Adjusted *			Adjusted *
			Actual	Base Case	Variance	Actual	Base Case	Variance
			$ Million	$ Million	$ Million
		CASH COLLECTIONS
1		Lease Rentals	45.4	45.4	(0.0)	100.0%	100.0%	(0.0%)
2		- Renegotiated Leases	(2.3)	0.0	(2.3)	(5.1%)	0.0%	(5.1%)
3		- Rental Resets	(4.5)	0.0	(4.5)	(10.0%)	0.0%	(10.0%)
4		- Aircraft Sales	(0.1)	0.0	(0.1)	(0.2%)	0.0%	(0.2%)

5	Σ 1 - 5	Contracted Lease Rentals	38.5	45.4	(6.9)	84.7%	100.0%	(15.3%)
6		Movement in Current Arrears	(2.8)	0.0	(2.8)	(6.2%)	0.0%	(6.2%)
		Balance
7		less Net Stress Related Costs
8		- Bad Debts	(0.8)	(0.5)	(0.3)	(1.8%)	(1.1%)	(0.7%)
9		- Security Deposits drawn down	0.0	0.0	0.0	0.0%	0.0%	0.0%
10		- Deferred Arrears	(1.5)	0.0	(1.5)	(3.2%)	0.0%	(3.2%)
11		- AOG	(1.8)	(1.9)	0.1	(4.0%)	(4.2%)	0.2%
12		- Other Leasing Income	0.0	0.0	0.0	0.0%	0.0%	0.0%
13		- Repossession	(0.5)	(0.4)	(0.1)	(1.1%)	(0.9%)	(0.2%)

14	Σ 8 - 13	Sub-total	(4.6)	(2.8)	(1.8)	(10.1%)	(6.2%)	(3.9%)
15	5+6+14	Net Lease Rentals	31.1	42.6	(11.5)	68.4%	93.8%	(25.4%)
16		Interest Earned	0.3	1.1	(0.8)	0.7%	2.4%	(1.8%)
17		Aircraft Sales	3.4	0.0	3.4	7.5%	0.0%	7.5%
18		Net Maintenance	(2.0)	0.0	(2.0)	(4.3%)	0.0%	(4.3%)

19	Σ 15 - 18	Total Cash Collections	32.8	43.7	(10.9)	72.3%	96.3%	(23.9%)

		CASH EXPENSES
		Aircraft Operating Expenses
20		- Insurance	0.0	0.0	0.0	0.0%	0.0%	0.0%
21		- Re-leasing and other overheads	(2.2)	(1.4)	(0.8)	(4.8%)	(3.1%)	(1.8%)

22	20+21	Sub-total	(2.2)	(1.4)	(0.8)	(4.8%)	(3.1%)	(1.8%)
		SG&A Expenses
23		Aircraft Servicer Fees
		- Retainer Fee	(0.3)	(0.3)	0.0	(0.7%)	(0.7%)	0.0%
		- Rent Collected Fee	(0.3)	(0.4)	0.1	(0.7%)	(0.9%)	0.2%
		- Previous Servicer	0.0	0.0	0.0	0.0%	0.0%	0.0%
		- Sales Fee	0.0	0.0	0.0	0.0%	0.0%	0.0%

24	23	Sub-total	(0.6)	(0.7)	0.1	(1.3%)	(1.5%)	0.2%
25		Other Servicer Fees	(0.6)	(1.0)	0.4	(1.3%)	(2.2%)	0.9%

26	24+25	Sub-total	(1.2)	(1.7)	0.5	(2.6%)	(3.7%)	1.1%

27	26+22	Total Cash Expenses	(3.4)	(3.1)	(0.3)	(7.5%)	(6.8%)	(0.7%)

		NET CASH COLLECTIONS
28	19	Total Cash Collections	32.8	43.7	(10.9)	72.3%	96.3%	(24.0%)
29	26	Total Cash Expenses	(3.4)	(3.1)	(0.3)	(7.5%)	(6.8%)	(0.7%)
30		Movement on Expense Account	(0.0)	0.0	(0.0)	(0.0%)	0.0%	(0.0%)
31		Refinancing Fees	0.0	0.0	0.0	0.0%	0.0%	0.0%
31		Interest Payments	(7.4)	(25.6)	18.2	(16.3%)	(56.4%)	40.1%
32		Swap Payments	(10.0)	0.2	(10.2)	(22.0%)	0.4%	(22.5%)

33	Σ 28- 32	TOTAL	12.0	15.2	(3.2)	26.5%	33.5%	(7.0%)

33		PRINCIPAL PAYMENTS
		Class A	9.5	11.7	(2.2)	20.9%	25.8%	(4.8%)
		Class B	2.5	1.9	0.6	5.6%	4.2%	1.4%
		Class C	0.0	1.6	(1.6)	0.0%	3.5%	(3.5%)
		Class D	0.0	0.0	0.0	0.0%	0.0%	0.0%

		Total	12.0	15.2	(3.2)	26.5%	33.5%	(6.9%)

*Adjusted Base Case - The cash flows and expenses assumed in the July 2000 Offering Memorandum ("Base Case") have been adjusted to reflect the sale of one B757-200 (MSN 28486) on April 9, 2001 which was not anticipated at the time of preparation of the Base Case.

Coverage Ratios
				Adjusted*
		Closing	Actual	Base Case
	Net Cash Collections		12.0	15.2
	Add Back Interest and
	Swap Payments		17.4	25.4

	Add Back Permitted Accruals		-	0.0

a	Net Cash Collections		29.4	40.6
	(excl. interest and swap payments)
b	Swaps		10.0	(0.2)
c	Class A Interest		3.5	14.0
d	Class A Minimum		0.0	(0.0)
e	Class B Interest		0.7	2.4
f	Class B Minimum		2.6	0.2
g	Class C Interest		1.2	3.3
h	Class C Minimum		-	0.0
i	Class D Interest		2.0	2.1
j	Class D Minimum		-	0.0
k	Class A Scheduled		9.4	0.0
l	Class B Scheduled		0.0	1.7
m	Class C Scheduled		0.0	1.6
n	Class D Scheduled		-	0.0
o	Permitted Aircraft Modificatons		-	0.0
p	Step-up Interest		-	0.0
r	Class A Supplemental		-	11.7
s	Class E Primary Interest		0.0	3.7
t	Class B Supplemental		-	0.0

	Total		29.4	40.6

[1]	Interest Coverage Ratio
	Class A		2.2	2.94	= a/(b+c)
	Class B		2.1	2.51	= a/(b+c+d+e)
	Class C		1.6	2.06	= a/(b+c+d+e+f+g)
	Class D		1.5	1.86	= a/(b+c+d+e+f+g+h+i)

[2]	Debt Coverage Ratio
	Class A		1.0	1.86	= a/(b+c+d+e+f+g+h+I+j+k)
	Class B		1.0	1.73	= a/(b+c+d+e+f+g+h+I+j+k+l)
	Class C		1.0	1.61	= a/(b+c+d+e+f+g+h+I+j+k+l+m)
	Class D		1.0	1.61	= a/(b+c+d+e+f+g+h+I+j+k+l+m+n)

	Loan to Value Ratios (in 100,000 dollars)
[3]	Assumed Portfolio Value	1,566.7	1,304.2	1,304.2
[4]	Adjusted Portfolio Value		1,185.6
	Liquidity Reserve Amount
	Of which - Cash	65.0	65.0	65.0
	- Accrued Expenses	5.0	5.0	5.0
	- Security Deposit	22.4	16.0	22.4

	Subtotal	92.4	86.0	92.4
	Letters of Credit	0.0	-	0.0
	Subtotal	92.4	86.0	92.4

[5]	Total Asset Value	1,659.1	1,390.2	1,396.6

	Note Balances as at June 16, 2003
	Class A	998.4	797.1	788.7
	Class B	154.8	127.2	127.1
	Class C	164.1	155.2	152.9
	Class D	100.0	100.0	100.0

		1,417.3	1,179.5	1,168.7

[1]	Interest Coverage Ratio is equal to Net Cash Collections (excl. interest and swap payments) expressed as a ratio of the interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2]	Debt Coverage Ratio is equal to Net Cash Collections (excl. interest and swap payments) expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3]	Assumed Portfolio Value represents the Initial Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation Date divided by the Depreciation Factor at Closing Date.

[4]	Adjusted Portfolio Value represents the Base Value of each aircraft in the Portfolio as determined by the most recent Appraisal multiplied by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing Date.

	The lower of the Assumed Portfolio Value or 105% of the Adjusted Portfolio Value is used to calculate the principal repayment amounts to Noteholders.

[5]	Total Asset Value is equal to Total Assumed Portfolio Value plus Liquidity Reserve Amount.

AerCo Cashflow Performance for the Period from July 17, 2000 to June 16, 2003
Comparison of Actual Cash Flows versus Adjusted Base Case Cash Flows

				Adjusted *			Adjusted *
			Actual	Base Case	Variance	Actual	Base Case	Variance
			$ Million	$ Million	$ Million
		CASH COLLECTIONS
1		Lease Rentals	535.6	535.6	(0.0)	100.0%	100.0%	0.0%
2		- Renegotiated Leases	(21.3)	0.0	(21.3)	(4.0%)	0.0%	(4.0%)
3		- Rental Resets	(34.0)	0.0	(34.0)	(6.3%)	0.0%	(6.3%)
4		- Aircraft Sales	(0.1)	0.0	(0.1)	(0.0%)	0.0%	(0.0%)

5	Σ 1 - 5	Contracted Lease Rentals	480.2	535.6	(55.4)	89.7%	100.0%	(10.3%)
6		Movement in Current Arrears	(9.4)	0.0	(9.4)	(1.7%)	0.0%	(1.7%)
		Balance
7		less Net Stress Related Costs
8		- Bad Debts	(0.8)	(5.4)	4.6	(0.1%)	(1.0%)	0.9%
9		- Security Deposits drawn down	0.5	0.0	0.5	0.1%	0.0%	0.1%
10		- Capitalised Arrears	(1.1)	3.2	(4.3)	(0.2%)	0.6%	(0.8%)
11		- AOG	(10.2)	(22.6)	12.4	(1.9%)	(4.2%)	2.3%
12		- Other Leasing Income	0.0	0.0	0.0	0.0%	0.0%	0.0%
13		- Repossession	(0.9)	(4.3)	3.4	(0.2%)	(0.8%)	0.6%

14	S 8 - 13	Sub-total	(12.5)	(29.1)	16.6	(2.3%)	(5.4%)	3.1%
15	5+6+14	Net Lease Rentals	458.3	506.5	(48.2)	85.6%	94.6%	(9.0%)
16		Interest Earned	8.5	10.7	(2.2)	1.6%	2.0%	(0.4%)
17		Aircraft Sales	53.9	51.1	2.8	10.1%	9.5%	0.5%
18		Net Maintenance	16.7	0.0	16.7	3.1%	0.0%	3.1%

19	Σ 15 - 18	Total Cash Collections	537.4	568.3	(30.9)	100.3%	106.1%	(5.8%)

		CASH EXPENSES
		Aircraft Operating Expenses
20		- Insurance	(0.5)	0.0	(0.5)	(0.1%)	0.0%	(0.1%)
21		- Re-leasing and other overheads	(15.5)	(15.9)	0.4	(2.9%)	(3.0%)	0.1%

22	20+21	Sub-total	(16.0)	(15.9)	(0.1)	(3.0%)	(3.0%)	(0.0%)
		SG&A Expenses
23		Aircraft Servicer Fees
		- Retainer Fee	(4.3)	(4.8)	0.5	(0.8%)	(0.9%)	0.1%
		- Rent Collected Fee	(4.7)	(5.5)	0.9	(0.9%)	(1.0%)	0.2%
		- Previous Servicer	(1.3)	0.0	(1.3)	(0.2%)	0.0%	(0.2%)
		- Sales Fee	(0.5)	0.0	(0.5)	(0.1%)	0.0%	(0.1%)

24	23	Sub-total	(10.7)	(10.3)	(0.4)	(2.0%)	(1.9%)	(0.1%)
25		Other Servicer Fees	(20.5)	(11.2)	(9.3)	(3.8%)	(2.1%)	(1.7%)

26	24+25	Sub-total	(31.3)	(21.5)	(9.8)	(5.8%)	(4.0%)	(1.8%)

27	26+22	Total Cash Expenses	(47.3)	(37.4)	(9.9)	(8.8%)	(7.0%)	(1.8%)

		NET CASH COLLECTIONS
28	19	Total Cash Collections	537.4	568.3	(30.9)	100.3%	106.1%	(5.8%)
29	26	Total Cash Expenses	(47.3)	(37.4)	(9.9)	(8.8%)	(7.0%)	(1.8%)
30		Movement on Expense Account	10.5	0.0	10.5	2.0%	0.0%	2.0%
		Refinancing Costs	0.0	(2.3)	2.3	0.0%	(0.4%)	0.4%
31		Interest Payments	(178.0)	(285.1)	107.1	(33.2%)	(53.2%)	20.0%
32		Swap Payments	(85.0)	5.0	(90.0)	(15.9%)	0.9%	(16.8%)

33	Σ 28 - 32	TOTAL	237.7	248.5	(10.8)	(56.0%)	(59.7%)	3.7%

33		PRINCIPAL PAYMENTS
		Class A	201.3	209.7	(8.4)	37.6%	39.2%	(1.6%)
		Class B	27.6	27.7	(0.1)	5.2%	5.2%	(0.0%)
		Class C	8.8	11.1	(2.3)	1.6%	2.1%	(0.4%)
		Class D	0.0	0.0	0.0	0.0%	0.0%	0.0%

		Total	237.7	248.5	(10.8)	44.4%	46.4%	(2.0%)

	*Adjusted Base Case - The cash flows and expenses assumed in the July 2000 Offering Memorandum "Base Case") have been adjusted to reflect the sale of one B757-200 (MSN 28486) on April 9, 2001 which was not anticipated at the time of preparation of the Base Case.

AerCo Portfolio Analysis at June 16, 2003
No.	Region	Country	Lessee	Aircraft Type	Engine Configuration	Serial Number	Date of Manufacture/ Conversion	Appraised Value at February 19, 2003 (US$ m)	% of Aircraft by Appraised Value	% of Aircraft by Appraised Value in Region

1.	Europe (Developed)	Belgium	Virgin Express	B737-400	CFM56-3C1	24270	May-89	19,671	1.66%
2.		Belgium	Virgin Express	B737-400	CFM56-3C1	24271	Jun-89	17,922	1.52%
3.		Finland	Finnair	MD-82	JT8D-219	53245	Apr-92	14,791	1.25%
4.		Finland	Finnair	MD-82	JT8D-219	49905	Sep-90	13,239	1.12%
5.		France	Europe Airpost S.A.	B737-300QC	CFM56-3B2	24021	Nov-88	18,303	1.55%
6.		France	S.A.S. Aigle Azur TA	B737-400	CFM56-3C1	26066	Jun-92	22,107	1.87%
7.		France	S.A.S. Aigle Azur TA	B737-400	CFM56-3C1	23979	Dec-88	17,726	1.50%
8.		Iceland	Islandsflug hf.	B737-300	CFM56-3B2	25041	May-91	17,240	1.46%
9.		Italy	Blue Panorama	B737-400	CFM56-3C1	24901	Apr-90	19,703	1.67%
10.		Italy	Blue Panorama	B737-400	CFM56-3C1	27074	May-92	22,467	1.90%
11.		Italy	Volare Airlines SpA	A320-200	CFM56-5A1	0085	Oct-89	20,176	1.71%
12.		Norway	Braathens ASA	B737-500	CFM56-3C1	24651	Apr-90	15,630	1.32%
13.		Spain	Spanair	MD-82	JT8D-217C	49570	Jan-88	10,680	0.90%
14.		Spain	Spanair	MD-83	JT8D-219	49627	Mar-98	13,231	1.12%
15.		Spain	Spanair	MD-83	JT8D-219	49790	Oct-89	12,719	1.08%
16.		United Kingdom	Air 2000	B757-200	RB211-535E4	26158	Feb-93	32,310	2.73%
17.		United Kingdom	bmi British Midland	A320-200	V2527A5	0934	Nov-98	35,663	3.02%
18.		United Kingdom	bmi British Midland	A321-200	V2533A5	1207	Apr-00	44,963	3.80%
19.		United Kingdom	British Airways	B737-300	CFM56-3C1	24908	Mar-91	18,284	1.55%
20.		United Kingdom	British Airways	B737-500	CFM56-3C1	25789	Feb-92	17,297	1.46%
21.		United Kingdom	Monarch Airlines	A320-200	CFM56-5A3	0391	Dec-92	25,722	2.18%
22.		United Kingdom	My Travel	A320-200	CFM56-5A3	0299	Jan-92	25,828	2.18%
23.		United Kingdom	My Travel	A320-200	V2500A1	0362	Oct-92	23,437	1.98%
24.		United Kingdom	Thomas Cook Airlines UK Limited (JMC)	A320-200	V2500A1	0411	Apr-93	24,686	2.09%
25.		United Kingdom	Thomas Cook Airlines UK Limited (JMC)	A320-200	V2500A1	0354	Oct-92	22,906	1.94%	44.55%

26.	North America (Developed)	Canada	Air Canada	A320-200	CFM56-5A1	0403	Dec-93	24,859	2.10%
27.		Canada	Air Canada	B767-300ER	PW4060	24999	Feb-91	48,973	4.14%
28.		Canada	Air Canada	B767-300ER	PW4060	24947	Mar-91	45,543	3.85%
29.		United States	BAX Global	DC-8-71	CFM56-2C1	46064	Apr-96	10,280	0.87%
30.		United States	Delta Air Lines	B737-300	CFM56-3B1	23345	Jul-85	13,280	1.12%
31.		United States	Frontier Airlines	B737-300	CFM56-3C1	24856	Aug-90	18,803	1.59%
32.		United States	Frontier Airlines	B737-300	CFM56-3B2	26440	Mar-92	18,821	1.59%
33.		United States	Frontier Airlines	B737-300	CFM56-3B2	26442	May-92	18,564	1.57%	16.84%

34.	Europe (Emerging)	Hungary	Malev	B737-300	CFM56-3C1	24909	Apr-91	18,019	1.52%
35.		Hungary	Malev	B737-400	CFM56-3C1	24904	Jan-91	20,299	1.72%
36.		Turkey	Pegasus Airlines	B737-400	CFM56-3C1	24685	May-90	19,435	1.64%	4.89%	49.44%

37.	Asia (Emerging)	China	China Southern	B737-300	CFM56-3C1	26068	Nov-92	19,616	1.66%
38.		China	China Southern	B737-300	CFM56-3C1	25604	Jan-93	18,578	1.57%
39.		China	China Xinjiang	B757-200	RB211-535E4	26153	Aug-92	30,909	2.61%
40.		China	Xiamen Airlines	B737-500	CFM56-3C1	27155	Mar-93	18,174	1.54%
41.		China	Xiamen Airlines	B737-500	CFM56-3C1	27153	Aug-93	17,857	1.51%
42.		Indonesia	P T Mandala Airlines	B737-400	CFM56-3C1	23868	Oct-88	17,098	1.45%
43.		Philippines	Philippine Airlines	B737-300	CFM56-3C1	24465	Aug-89	16,005	1.35%
44.		Philippines	Philippine Airlines	B737-300	CFM56-3C1	24677	Mar-90	16,549	1.40%
45.		Philippines	Philippine Airlines	B737-400	CFM56-3C1	25594	Feb-92	21,589	1.83%
46.		South Korea	Asiana Airlines	B737-400	CFM56-3C1	25764	Jun-92	21,863	1.85%
47.		South Korea	Asiana Airlines	B737-400	CFM56-3C1	25765	Jul-92	20,782	1.76%
48.		South Korea	Asiana Airlines	B737-500	CFM56-3C1	25768	May-95	18,825	1.59%
49.		Taiwan	Far Eastern Air Transport	MD-83	JT8D-219	49952	Nov-91	15,032	1.27%	21.39%

50.	Latin America (Emerging)	Brazil	Nordeste	B737-500	CFM56-3C1	26067	Jun-92	18,284	1.55%
51.		Brazil	TAM Linhas Aereas S.A.	F-100	TAY650-15	11341	Jun-91	8,235	0.70%
52.		Brazil	TAM Linhas Aereas S.A.	F-100	TAY650-15	11350	Aug-91	8,909	0.75%
53.		Brazil	TAM Linhas Aereas S.A.	F-100	TAY650-15	11351	Sep-91	7,869	0.67%
54.		Brazil	TAM Linhas Aereas S.A.	F-100	TAY650-15	11322	Jun-91	8,183	0.69%
55.		Brazil	TAM Linhas Aereas S.A.	F-100	TAY650-15	11320	Apr-91	7,653	0.65%
56.		Brazil	VARIG	B737-300	CFM56-3C1	24834	Jul-90	18,095	1.53%
57.		Columbia	TAMPA S.A.	DC-8-71	CFM56-2C1	46040	Mar-91	9,912	0.84%
58.		Columbia	Avianca	B757-200	RB211-535E4	26152	Aug-92	30,330	2.57%	9.94%

59.	Aircraft on Ground	United States	AOG (LOI Spirit Airlines)	MD-82	JT8D-219	49931	Aug-90	14,566	1.23%
60.		United States	AOG (LOI Spirit Airlines)	MD-82	JT8D-219	49932	Sep-90	13,656	1.16%	2.39%

								1,182,147	100.00%	100.00%

Item 2

AERCO LIMITED

22 Grenville Street, St.Helier, Jersey, JE4 8PX
Channel Islands

July 30, 2003

PRESS RELEASE

The AerCo Limited Board of Directors is pleased to announce the appointment of Mr. Evan Williams as an Independent Director with effect from July 16, 2003, filling the vacancy created by the resignation of Mr. Kenneth N. Peters.

Mr. Williams is a New Zealand national, practising as a commercial barrister and is a graduate of Victoria University of Wellington, New Zealand. From 1985 to 1995 he was a commercial partner with Chapman Tripp in Wellington and Auckland. From 1995 to 1999, he was a principal and shareholder in Fay, Richwhite & Company, a private equity firm. He has widespread experience as counsel to a number of multinational companie s and governments including aviation related companies. He is a member of the New Zealand Institute of Directors and has been the founding shareholder or a founding director of a number of development and tourism companies.

Following Mr Williams' appointment, debis AirFinance Ireland plc as the holder of the majority of the AerCo Limited Class E notes became entitled to appoint a second Director to the Board and has appointed Mr. Klaus Heinemann, the Chief Executive Officer and Managing Director of debis AirFinance, as a Director with effect from July 29, 2003.

The AerCo Limited Board of Directors now comprises three Independent Directors, Adrian Robinson, Peter Sokell and Evan Williams, and two Directors appointed by debis AirFinance Ireland plc, Klaus Heinemann and Seán Brennan.

For further information please contact: Pat Keating of AerCo Limited’s Administrative Agent, debis AirFinance Administrative Services Limited, at telephone number: +353 61 360000.

Item 24

POWER OF ATTORNEY

Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an “Attorney-in- Fact”), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the “SEC”) upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.

Dated: 24 July 2002	/s/ G. Adrian Robinson
G. Adrian Robinson

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ Peter Sokell
Peter Sokell

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ Kenneth N. Peters
Kenneth N. Peters

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ M. John McMahon
M. John McMahon

	Witness:	/s/ B. C. Robins

Dated: 9 August 2002	/s/ Seán Brennan
Sean Brennan

	Witness:	Marian Kennedy